United States securities and exchange commission logo





                     June 10, 2024

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2023
                                                            File 000-56333

       Dear Rushi Shah:

                We issued comments to you on the above captioned filing on May 9, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 25, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology